Exhibit 99.4

Central Puerto S.A.

Consolidated financial statements for the six-month periods ended June 30, 2018 and 2017, together with the independent auditor´s report

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Registered office: Av. Edison 2701 - Ciudad Autónoma de Buenos Aires - República Argentina

FISCAL YEAR N° 27 BEGINNING JANUARY 1, 2018

FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2018

CUIT (Argentine taxpayer identification number): 33-65030549-9.

Date of registration with the Public Registry of Commerce:

-
Of the articles of incorporation: March 13, 1992.

-
Of the last amendment to by-laws: April 28, 2017.

Registration number with the IGJ (Argentine regulatory agency of business associations): 1.855, Book 110, Volume A of Corporations.

Expiration date of the articles of incorporation: March 13, 2091.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

CAPITAL STRUCTURE

(stated in pesos)

Class of shares	Subscribed, paid-in and registered (Note 14)

1,514,022,256 common, outstanding book-entry shares, with face value of 1 each and entitled to one vote per share.	1,514,022,256

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME
for the six-month period ended June 30, 2018

		6 months		3 months
		Unaudited		Unaudited
	Notes	01-01-2018 to 06-30-2018	01-01-2017 to 06-30-2017	04-01-2018 to 06-30-2018	04-01-2017 to 06-30-2017
		ARS 000	ARS 000	ARS 000	ARS 000
CONTINUING OPERATIONS

Revenues	4	3,905,977	2,481,924	2,101,825	1,374,646
Cost of sales	Exhibit F	(1,684,793)	(1,302,612)	(936,735)	(645,543)
Gross income		2,221,184	1,179,312	1,165,090	729,103

Administrative and selling expenses	Exhibit H	(457,414)	(297,235)	(255,210)	(166,568)
Other operating income	5.1	5,491,204	140,997	4,676,293	71,063
Other operating expenses	5.2	(44,011)	(18,945)	(25,653)	(105)
CVO receivables update and interests	7.1	7,958,658	-	-	-
Operating income		15,169,621	1,004,129	5,560,520	633,493

Finance income	5.3	1,026,065	711,997	875,360	356,862
Finance expenses	5.4	(1,401,647)	(323,690)	(1,141,801)	(184,919)
Share of the profit of associates		407,357	92,193	259,297	78,256
Income before income tax from continuing operations		15,201,396	1,484,629	5,553,376	883,692

Income tax for the period	6	(4,287,172)	(470,228)	(1,610,330)	(277,919)
Net income for the period from continuing operations		10,914,224	1,014,401	3,943,046	605,773

DISCONTINUED OPERATIONS

Income after tax for the period from discontinued operations	16	530,489	259,076	-	142,901
Net income for the period		11,444,713	1,273,477	3,943,046	748,674

Attributable to:
- Equity holders of the parent		11,650,389	1,279,400	4,126,538	752,771
- Non-controlling interests		(205,676)	(5,923)	(183,492)	(4,097)
		11,444,713	1,273,477	3,943,046	748,674

Ganancia por acción:
- Basic and diluted earnings per share (ARS)		7.74	0.85	2.74	0.50

Ganancia por acción de operaciones continuadas:
- Basic and diluted earnings per share from continuing operations (ARS)		7.39	0.68	2.74	0.41

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six-month period ended June 30, 2018

		6 months		3 months
		Unaudited		Unaudited
	Notes	01-01-2018 to 06-30-2018	01-01-2017 to 06-30-2017	04-01-2018 to 06-30-2018	04-01-2017 to 06-30-2017
		ARS 000	ARS 000	ARS 000	ARS 000

Net income for the period		11,444,713	1,273,477	3,943,046	748,674

Other comprehensive income for the period

Other comprehensive income to be reclassified to income in subsequent periods

Loss on financial assets of fair value through other comprehensive income	5.5	(72,133)	(426,773)	(38,322)	(225,908)
Income tax effect	6	28,849	149,371	11,497	79,068

Other comprehensive income to be reclassified to income in subsequent periods		(43,284)	(277,402)	(26,825)	(146,840)

Other comprehensive income for the period		(43,284)	(277,402)	(26,825)	(146,840)

Total comprehensive income for the period		11,401,429	996,075	3,916,221	601,834

Attributable to:
- Equity holders of the parent		11,607,105	1,001,998	4,099,713	605,931
- Non-controlling interests		(205,676)	(5,923)	(183,492)	(4,097)
		11,401,429	996,075	3,916,221	601,834

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as at June 30, 2018

		06-30-2018	12-31-2017
	Notes	Unaudited	Audited
		ARS 000	ARS 000
Assets
Non-current assets
Property, plant and equipment	Exhibit A	8,833,405	7,431,728
Intangible assets		172,276	187,833
Investment in associates		723,657	985,646
Trade and other receivables	7.1	14,353,783	2,602,213
Other non-financial assets	8.1	16,676	12,721
Inventories		48,203	48,203
Other financial assets	7.5	15,208	-
		24,163,208	11,268,344
Current assets
Inventories		171,386	110,290
Other non-financial assets	8.1	607,265	470,895
Trade and other receivables	7.1	5,442,202	3,887,065
Other financial assets	7.5	499,044	1,110,728
Cash and cash equivalents		2,664,713	88,633
		9,384,610	5,667,611
Assets held for sale	16	-	143,014
		9,384,610	5,810,625
Total assets		33,547,818	17,078,969

Equity and liabilities
Equity
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		664,988	664,988
Merger premium		376,571	376,571
Special reserve IGJ Resolution 7/05		55,830	55,830
Legal reserve		435,802	286,178
Special reserve CNV General Resolution 609		177,181	177,181
Voluntary reserve		2,744,471	450,865
Retained earnings		11,650,389	3,503,046
Accumulated other comprehensive income		-	43,284
Equity attributable to holders of the parent		17,619,254	7,071,965
Non-controlling interests		131,705	289,035
Total equity		17,750,959	7,361,000

Non-current liabilities
Other non-financial liabilities	8.2	1,900,068	468,695
Other loans and borrowings	7.3	4,728,668	1,478,729
Borrowings from CAMMESA	7.4	909,992	1,055,558
Compensation and employee benefits liabilities	8.3	120,971	113,097
Deferred income tax liabilities	6	1,512,817	703,744
		9,172,516	3,819,823
Current liabilities
Trade and other payables	7.2	617,739	1,017,306
Borrowings from CAMMESA	7.4	1,814,407	1,753,038
Other non-financial liabilities	8.2	672,892	659,668
Other loans and borrowings	7.3	189,455	505,604
Compensation and employee benefits liabilities	8.3	268,255	323,078
Income tax payable		2,614,344	1,096,817
Provisions	Exhibit E	447,251	413,474
		6,624,343	5,768,985
Liabilities associated with the assets held for sale	16	-	129,161
		6,624,343	5,898,146
Total liabilities		15,796,859	9,717,969
Total equity and liabilities		33,547,818	17,078,969

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended June 30, 2018

	Attributable to holders of the parent
	Contributions from the owners		Accumulated results
	Capital stock	Noncapitalized contribution	Retained earnings				Voluntary reserve	Retained earnings	Accumulated comprehensive income	Total	Non-controlling interests	Total
	Face value (1)	Adjustment to capital stock	Merger premium	Legal reserve	Special reserve IGJ Resolution 7/05	Special reserve CNV General Resolution 609
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2018	1,514,022	664,988	376,571	286,178	55,830	177,181	450,865	3,503,046	43,284	7,071,965	289,035	7,361,000

Net income for the period	-	-	-	-	-	-	-	11,650,389	-	11,650,389	(205,676)	11,444,713

Other comprehensive income for the period	-	-	-	-	-	-	-	-	(43,284)	(43,284)	-	(43,284)

Total comprehensive income for the period	-	-	-	-	-	-	-	11,650,389	(43,284)	11,607,105	(205,676)	11,401,429

Increase in legal reserve	-	-	-	149,624	-	-	-	(149,624)	-	-	-	-

Increase in voluntary reserve	-	-	-	-	-	-	2,293,606	(2,293,606)	-	-	-	-

Dividends in cash								(1,059,816)	-	(1,059,816)	-	(1,059,816)

Stock-based payments	-	-	-	-	-	-	-	-	-	-	2,208	2,208

Contributions from non-controlling interests	-	-	-	-	-	-	-	-	-	-	46,138	46,138
As of June 30, 2018 (Unaudited)	1,514,022	664,988	376,571	435,802	55,830	177,181	2,744,471	11,650,389	-	17,619,254	131,705	17,750,959
(1)
At June 30, 2018, a subsidiary held 8,851,848 common shares.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended June 30, 2017

	Attributable to holders of the parent
	Contributions from the owners		Accumulated results
	Capital stock	Noncapitalized contribution	Retained earnings				Voluntary reserve	Retained earnings	Accumulated comprehensive income	Total	Non-controlling interests	Total
	Facevalue (1)	Adjustment to capital stock	Merger premium	Legal reserve	Special reserve IGJ Resolution 7/05	Special reserve CNV General Resolution 609
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2017	1,514,022	664,988	376,571	197,996	55,830	177,181	68,913	1,757,051	334,747	5,147,299	6,717	5,154,016

Net income for the period	-	-	-	-	-	-	-	1,279,400	-	1,279,400	(5,923)	1,273,477

Other comprehensive income for the period	-	-	-	-	-	-	-	-	(277,402)	(277,402)	-	(277,402)

Total comprehensive income for the period	-	-	-	-	-	-	-	1,279,400	(277,402)	1,001,998	(5,923)	996,075

Increase in legal reserve	-	-	-	88,182	-	-	-	(88,182)	-	-	-	-

Increase in voluntary reserve	-	-	-	-	-	-	1,668,869	(1,668,869)	-	-	-	-

Contributions from non-controlling interests	-	-	-	-	-	-	-	-	-	-	170,604	170,604
As of June 30, 2018 (Unaudited)	1,514,022	664,988	376,571	286,178	55,830	177,181	1,737,782	1,279,400	57,345	6,149,297	171,398	6,320,695

(1)
At June 30, 2017, a subsidiary held 8,851,848 common shares.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the six-month period ended June 30, 2018

	30-06-2018	30-06-2017
	Unaudited	Unaudited
	ARS 000	ARS 000

Operating activities
Income for the period before income tax from continuing operations	15,201,396	1,484,629
Income for the period before income tax from discontinued operations	567,628	398,578
Income for the period before income tax	15,769,024	1,883,207

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	125,252	115,122
Disposal of property, plant and equipment	5,355	280
Amortization of intangible assets	15,557	19,825
Discount of accounts receivable and payable and income tax payable, net	(390,588)	(41,064)
CVO receivables update and interests	(7,958,658)	-
Foreign exchange difference for trade receivables	(4,575,679)	(9,844)
Interest earned from customers	(399,864)	(81,916)
Finance income	(1,026,065)	(711,997)
Finance expenses	1,401,647	323,860
Share of the profit of associates	(407,357)	(92,193)
Share-based payments	2,208	-
Movement in provisions and long-term employee benefit plan expense	49,474	33,124
Income from the sale of La Plata plant	(572,992)	-

Changes in operating assets and liabilities:
Increase in trade and other receivables (1)	(765,381)	(602,059)
(Increase) Decrease in other non-financial assets, financial assets and inventories	(201,421)	111,654
Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	985,772	162,412
	2,056,284	1,110,411
Interest received from customers	16,573	10,928
Income tax paid	(1,578,908)	(370,029)
Net cash flow provided by operating activities	493,949	751,310
Investment activities
Purchase of property, plant and equipment	(1,107,687)	(73,198)
Upfront payments of property, plant and equipment purchases	-	(385,146)
Sale of available-for-sale financial assets, net	776,755	1,679,827
Dividends received	646,571	20,248
Cash flows generated from the sale of La Plata plant	586,845	-
Net cash flows provided by investing activities	902,484	1,241,731

Financing activities
Short-term loans received (paid), net	16,342	(266,568)
Long-term loans received	3,188,944	-
Long-term loans paid	(1,647,315)	-
Interest and other finance expenses paid	(136,297)	-
Dividends paid	(1,059,816)	-
Loans from Banco de Galicia y Buenos Aires paid	-	(994,966)
Interest from Banco de Galicia y Buenos Aires loan paid	-	(42,758)
Borrowings received from CAMMESA	-	326,287
Contributions from non-controlling interests	46,138	170,604
Net cash flows provided by (used in) financing activities	407,996	(807,401)

Increase in cash and cash equivalents	1,804,429	1,185,640
Exchange difference and other financial results	771,651	1,571
Cash and cash equivalents as of January 1	88,633	30,008
Cash and cash equivalents as of June 30	2,664,713	1,217,219

(1)
During the six-month periods ended June 30, 2018 and 2017, the Group has decided to offset CAMMESA borrowings under Resolution 146 with Non-recurrent Maintenance balances for 399,732 (including interests for 125,798) and 171,527 (including interests for 39,744), respectively.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the six-month period ended June 30, 2018

1.
Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, ”we”, “us” or “CEPU”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation and commercialization.

CEPU was incorporated pursuant to Executive Order No. 122/92. We were formed in connection with privatization process involving Servicios Eléctricos del Gran Buenos Aires S.A. (“SEGBA”) in which SEGBA’s electricity generation, transportation, distribution and sales activities were privatized.

Our shares are listed on the MERVAL in the Argentinean stock exchange, and, since February 2, 2018, they are listed in the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

On April 1, 1992, Central Puerto S.A., the consortium-awardee, took possession over Nuevo Puerto and Puerto Nuevo plants, and we began operations.

The Group owns in order to carry out its electric energy generation activity the following assets:

-
Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the City of Buenos Aires. Our Puerto complex’s facilities include steam turbines plants and a Combined Cycle plant and has a current installed capacity of 1,714 MW.

-
Our Luján de Cuyo plant is located in Luján de Cuyo, Province of Mendoza and has an installed capacity of 509 MW and steam generating capacity of 150 tons per hour (note 11).

-
The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

-
The Group is engaged in the management and operations of the thermal plants José de San Martín and Manuel Belgrano through its equity investees Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVOSA”) the Group is engaged in the construction management and operation of the thermal plant Central Vuelta de Obligado, with an installed capacity of 816 MW.

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees Distribuidora de Gas del Centro S.A. and Distribuidora de Gas Cuyana S.A.

Through its subsidiary Proener S.A., the Group sells and transports any type of fuels both in the country and abroad.

Moreover, as of the incorporation of CP Renovables S.A. (“CPR”) and its subsidiaries, the Group has begun to participate in the development and construction of energy projects based on the use of renewable energy sources.

The issuance of Group’s consolidated financial statements of the six-month period ended June 30, 2018 was approved by the Company’s Board of Directors on August 13, 2018.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

2.
Basis of preparation of the consolidated financial statements

2.1.
Applied Professional Accounting Standards

The Group prepares its consolidated financial statements in accordance with the regulations in force of the Argentine Securities Commission (Comisión Nacional de Valores- “CNV”, for its Spanish initials), which regulations provide that the entities issuing shares/corporate bonds, with certain exceptions, must prepare their financial statements by applying Technical Resolution no. 26 (as amended) of the Argentine Federation of Professional Councils in Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas - “FACPCE”, for its Spanish initials), which sets forth the adoption of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”);while other entities may use the IFRS for SMEs instead of the Argentine Professional Accounting Standards (“NCPA”, for its Spanish initials).

2.2.
Basis of preparation and consolidation

The condensed consolidated financial statements of the Group for the six-month period ended June 30, 2018 have been prepared in accordance with IAS 34 - Interim financial reporting.

In preparing these consolidated financial statements, the Group and its subsidiaries applied the significant accounting policies, estimates and assumptions described in notes 2.3 and 2.4 of the issued financial statements for the year ended December 31, 2017. Moreover, the Group has applied the changes in accounting policies described in note 2.3.1.

These condensed consolidated financial statements include all the necessary information for a proper understanding by their users of the relevant facts and transactions subsequent to the issuance of the last annual financial statements for the year ended December 31, 2017 and up to the date of these interim condensed consolidated financial statements. However, these condensed consolidated financial statements include neither all the information nor the disclosures required for the annual financial statements prepared in accordance with IAS 1 (Presentation of financial statements). Therefore, these condensed consolidated financial statements must be read together with the annual financial statements for the year ended December 31, 2017.

The Group’s consolidated financial statements are presented in Argentine pesos, which is the Group’s functional currency, and all values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated.

2.2.1.
Measuring unit

These consolidated financial statements have been prepared on the basis of historical cost, except for financial assets at fair value through profit and loss. Such financial assets have been measured at their fair value.

IFRSs require the restatement in a stable currency of the financial statements of an entity whose functional currency is of an economy in conditions to be considered of high inflation or hyperinflationary. So as to be consistent in the identification of an economic environment requiring the restatement of financial statements, IAS 29 establishes certain qualitative indicators and a quantitative factor, which, in international practice, is considered to be relevant and is presented when the cumulative inflation rate over three years is approaching, or exceeds, 100%; which also requires evaluating if it is a temporary circumstance which will be reverted in the short term. To quantify the inflation rate, IAS 29 establishes the use of a general price index to show changes in the general purchasing power of the currency. In Argentina, the accounting profession and corporate agencies agree that the most appropriate index for such purpose is the Index of Internal Wholesale Prices (IPIM, for its Spanish initials) prepared by the Argentine Statistics Board (INDEC, for its Spanish initials). Other reasons that contribute to this agreement are that the IPIM combines numerous specific indexes which, when considered together, cover a more comprehensive consumer basket than other price indicators, and also its geographic reach since it includes data gathered in different areas of the country. The cumulative inflation over three years calculated in accordance with the IPIM was maintained during 2017 in decreasing figures regarding 2016 and below the 100% accumulated during three years. However, this trend was reverted during the first semester of 2018 due to factors such as the depreciation of the exchange rate which affected the price of gas, oil and others; together with an adverse international economic environment. Against this background, the triennial cumulative inflation as at June 30, 2018 stands over 100%, and the new goals reviewed by the Argentine government and other available projections show that this trend will not be reverted in the short term. For these reasons, pursuant to IAS 29, the Argentine economy must be considered highly inflationary as at June 30, 2018. Therefore, the entities under the supervision of the CNV, obliged to apply IFRSs and whose functional currency is the Argentine peso, must restate their financial statements as from the first period in which such is feasible, which for the Company is the interim period commenced July 1, 2018. However, the possibility to comply with IAS 29 requirements is subject to certain necessary changes in CNV regulations related to the impossibility of using the restatement method of financial statements in a stable currency, which was created by decree no. 664/2003 issued by the Argentine Executive Power.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

IAS 29 requirements consist on restating financial statements to consider changes in the general purchasing power of the currency so as to have them stated in the measuring unit current at the end of the reporting period. Such requirements also include the comparative information of such financial statements.

In a period of inflation, an entity holding an excess of monetary assets over monetary liabilities loses purchasing power, and an entity with an excess of monetary liabilities over monetary assets gains purchasing power to the extent the assets and liabilities are not linked to a price level.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in terms of the measuring unit current at the end of the reporting period. Assets and liabilities linked by agreement to changes in prices are adjusted in accordance with such agreements. Non-monetary items carried at amounts current at the end of the reporting period, such as net realisable value or others, do not need to be restated. All other non-monetary assets and liabilities are restated by applying a general price index. The gain or loss on the net monetary position shall be included in profit or loss of the reporting period and separately.

At the issuance date of these financial statements, the Board of the Company is analyzing and calculating the requirements established by IAS 29.

2.3.1.
Changes in accounting policies

New standards adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with the ones used in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2017, except for the adoption of the following standards, interpretations or amendments.

IFRS 15 - Revenue from contracts with customers

IFRS 15 applies to revenue from contracts with customers, except for those contracts under the scope of other IFRSs. Such standard revokes IAS 18 “Revenue” and IAS 11 “Construction Contracts”. The new standard establishes a five steps model for recognizing revenue from contracts with customers.

IFRS 15 structures this principle through the following five steps:

Step 1: Identify the contract with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to each performance obligation.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Step 5: Recognize revenue when (or while) a performance obligation is satisfied.

Pursuant to IFRS 15, revenue is recognized when it shows the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

The standard requires the entity to apply judgment taking into account all the relevant factors and circumstances applied to contracts with customers. The standard also specifies measurement of cost increase for obtaining a contract and the cost directly related to fulfilling a contract.

Pursuant to IFRS 15, among others, a system on the allocation of the transaction price to each performance obligation is established. According to such standard, the Group shall recognize revenue when a performance obligation is satisfied, i.e. every time “control” over those goods and services is transferred to the customer.

The Company has a sole relevant source of income, which consists on the commercialization of energy produced in the spot market under the scheme established by Resolution 19/2017 of the Secretariat of Electric Power (“SEE”), being CAMMESA its main customer.

At the closing of each month, the Company recognizes its sales revenues in accordance with the availability of its machines’ effective power and the electric power supplied during that month. As balancing entry, a sales receivable is recognized, which represents the Company’s unconditional right to the consideration owed by the customer.

Billing for the service is monthly made by CAMMESA in accordance with the guidelines established by SEE; and compensation is received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. The performance obligation is satisfied throughout time.

After the analysis, the Company’s management adopted the modified retrospective approach described in paragraph C3 (b) of the above-mentioned standard and it concluded that the current revenue recognition practices are consistent with the requirements of IFRS 15.

IFRS 9 – Financial Instruments

IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement” for the annual periods beginning January 1, 2018, and it includes the three aspects of financial instruments measurement: classification and measurement; impairment and hedge accounting.

Pursuant to the analysis made, the Company did not book any adjustment on retained earnings as at January 1, 2018. Therefore, the application of IFRS 9 did not mean that the Company had to make modifications to the disclosures made on December 31, 2017 regarding the statements of financial position, changes in equity, comprehensive income and cash flow.

The Company used the exception that allows it not to amend the comparative information for previous periods regarding classification and measurement changes (impairment included). As a result, the Company did not apply IFRS 9 requirements to the comparative period presented. For this reason, the comparative information for the year ended December 31, 2017 and for the six-month period ended June 30, 2017 was not modified.

a)
Classification and measurement of financial assets and liabilities

IFRS 9 maintains, to great extent, the existing requirement of IAS 39 for the classification of financial liabilities.

In turn, IFRS 9 has a new classification and measurement approach for financial assets, which reflect the new business model within which assets are held and their contractual cash flow characteristics.

IFRS includes three main classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income and fair value through profit or loss. The standard eliminates IAS 39’s existent categories: held to maturity, loans and receivables, and held for trading.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

A financial asset shall be measured at amortized cost if both of the following conditions are met:

(a)
the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

(b)
the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Additionally, and for those assets that comply with the aforementioned conditions, IFRS 9 has an option to designate, at initial recognition, a financial asset as measured at its fair value if doing so it eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

If financial assets are not measured at amortized cost in accordance with the aforementioned paragraphs, they will be measured at fair value.

This change did not have an impact on the Company.

IAS 39 requirements for embedded derivatives in host contracts that are financial liabilities or that are not within the scope of IFRS 9 (such as lease contracts) are maintained, i.e., must be separated if they are not “closely related”.

However, those contracts with characteristics of financial assets have undergone an important change. As opposed to IAS 39, when there is an embedded derivative in a host contract that is a financial asset within the scope of IFRS 9, the embedded derivative is not separated and the classification regulations are applied to the hybrid instrument as a whole.

b)
Impairment of financial assets and liabilities

IFRS 9 replaces IAS 39 “incurred loss” model by the “expected credit losses” (“ECL”) model. This shall require considerable judgment regarding how economic factors affect ECL, which shall be determined on a weighted average basis. ECL derived from the difference between the contractual cash flows and the cash flows at current value that the Group expects to receive.

The new impairment model shall be applied to financial assets measured at amortized cost or at fair value through other comprehensive income, except for investments on equity instruments and contract assets recognized under the scope of IFRS 15.

Under IFRS 9, loss allowances shall be measured using the following bases:

-
12-month ECL: these are expected credit losses that result from default events on a financial instrument that are possible within the 12 months after the reporting date; and

-
Lifetime ECL: these are expected credit losses that result from all possible default events over the expected life of a financial instrument.

Due to the nature of the Group´s customers and their bad debt history, the Company did not identify that the change of approach in the impairment method under IFRS 9 results in the recognition of an adjustment to balances as at January 1, 2018.

In the case of financial placements and in accordance with placement policies in force, the Company monitors credit rating and credit risk of these instruments. Pursuant to the analysis made, the Company did not identify that it is necessary to make an adjustment to the balances of such instruments as at January 1, 2018.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

IFRIC 22 - Foreign Currency Transactions and Advance Consideration

This interpretation clarifies the “transaction date” for the purpose of determining the exchange rate to use on initial recognition of a related asset, expense or income, when an entity has received or paid in advance in foreign currency.

It applies to transactions in foreign currency when an entity recognizes a non-monetary assets or liability derived from the reception or payment in advance before initial recognition of a related asset, expense or income.

So as to determine the exchange rate to use on initial recognition of an asset, expense or income, the transaction date is the date on which a non-monetary asset or liability derived from reception or payment in advance is recognized.

It is effective for periods beginning on January 1, 2018.

This standard had no impact on the condensed consolidated financial statements of the Group because the Company already applied the criteria established by this interpretation.

2.3.
IFRS issued but not yet effective

The following new and/or amended standards and interpretations have been issued but were not effective as of the date of issuance of these consolidated financial statements of the Group. In this sense, only the new and/or amended standards and interpretations that the Group expects to be applicable in the future are indicated. In general, the Group intends to adopt these standards, as applicable, when they become effective.

IFRS 16 Leases

In January 2016, the IASB issued the final version of IFRS 16 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases-incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions leases of “low-value” assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right to-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, but not before the entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or modifies retrospective approach.

The Group has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial statements.

IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments. The Interpretation clarifies application of recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: (a) whether an entity considers uncertain tax treatments separately, (b) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (c) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (d) how an entity considers changes in facts and circumstances. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The Group has not yet determined what impact, if any, the adoption of the new interpretation will have on its consolidated financial statements.

3.
Operating segments

The following provides summarized information of the operating segments for the six-month periods ended June 30, 2018 and 2017:

	Electric Power Generation	Natural Gas Transport and Distribution (1)	Others (1)	Adjustmentsand Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
June 30, 2018

Revenues	3,749,929	5,796,611	383,190	(6,023,753)	3,905,977

Cost of sales	(1,581,585)	(3,622,976)	(231,978)	3,751,746	(1,684,793)

Administrative and selling expenses	(457,414)	(710,805)	-	710,805	(457,414)

Other operating income	5,491,191	68,553	13	(68,553)	5,491,204

Other operating expenses	(44,011)	(21,523)	-	21,523	(44,011)

CVO receivables update and interests	7,958,658	-	-	-	7,958,658

Operating income	15,116,768	1,509,860	151,225	(1,608,232)	15,169,621

Other (expenses) income	(4,656,530)	(345,424)	11,122	735,435	(4,255,397)

Net income for the segment	10,460,238	1,164,436	162,347	(872,797)	10,914,224

Share in the net income for the segment	10,460,238	378,997	74,989	-	10,914,224

	Electric Power Generation	Natural Gas Transport and Distribution (1)	Others (1)	Adjustmentsand Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
June 30, 2017

Revenues	2,481,924	3,343,610	219,191	(3,562,801)	2,481,924

Cost of sales	(1,302,614)	(2,683,372)	(150,652)	2,834,024	(1,302,614)

Administrative and selling expenses	(297,234)	(566,976)	-	566,976	(297,234)

Other operating income	140,998	91,374	-	(91,374)	140,998

Other operating expenses	(18,945)	(720)	-	720	(18,945)

Operating income	1,004,129	183,916	68,539	(252,455)	1,004,129

Other (expenses) income	(81,921)	20,523	(10,708)	82,378	10,272

Net income for the segment	922,208	204,439	57,831	(170,077)	1,014,401

Share in the net income for the segment	922,208	73,102	19,091	-	1,014,401

(1)
Includes information from associates.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

4.
Revenues

	6 months		3 months
	01-01-2018 to 06-30-2018	01-01-2017 to 06-30-2017	04-01-2018 to 06-30-2018	04-01-2017 to 06-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Revenues from Resolution 19, 95/2013, and amendments	3,455,829	2,180,993	1,815,003	1,220,143
Electric power sold on the Spot market	98,003	159,157	57,588	87,797
Sales under contracts	113,341	75,340	62,239	33,348
Steam sales	82,756	66,434	43,123	33,358
Resale of gas transport and distribution capacity	74,753	-	42,577	-
Revenues from CVO thermal plant management	81,295	-	81,295	-
Total ingresos de actividades ordinarias	3,905,977	2,481,924	2,101,825	1,374,646

5.
Other income and expenses

5.1.
Other operating income

	6 months		3 months
	01-01-2018 to 06-30-2018	01-01-2017 to 06-30-2017	04-01-2018 to 06-30-2018	04-01-2017 to 06-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Interest earned from customers	399,864(1)	81,914(1)	305,334(3)	62,017(3)
Foreign exchange difference, net	4,575,679(2)	16,541(2)	4,354,716(4)	16,541(4)
Discount of trade and other receivables and payables and income tax payable, net	390,588	41,064	17,221	(8,247)
Recovery of insurance	125,073	7	-	7
Others	-	1,471	(978)	745
	5,491,204	140,997	4,676,293	71,063

(1)
Includes 11,923 and 10,928 related to receivables under FONINVEMEM I and II Agreements for the six-month periods ended June 30, 2018 and 2017, respectively. It also includes 233,833 related to CVO receivables for the six-month period ended June 30, 2018.
(2)
Includes 302,814 and 30,310 related to receivables under FONINVEMEM I and II Agreements for the six-month periods ended June 30, 2018 and 2017, respectively. It also includes 4,170,626 related to CVO receivables for the six-month period ended June 30, 2018.
(3)
Includes 6,333 and 5,318 related to receivables under FONINVEMEM I and II Agreements for the three-month periods ended June 30, 2018 and 2017, respectively. It also includes 233,833 related to CVO receivables for the three-month period ended June 30, 2018.
(4)
Includes 246,844 and 54,899 related to receivables under FONINVEMEM I and II Agreements for the three-month periods ended June 30, 2018 and 2017, respectively. It also includes 3,968,896 related to CVO receivables for the three-month period ended June 30, 2018.

5.2.
Other operating expenses

	6 months		3 months
	01-01-2018 to 06-30-2018	01-01-2017 to 06-30-2017	04-01-2018 to 06-30-2018	04-01-2017 to 06-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Charge related to the provision for lawsuits and claims	(35,768)	(18,945)	(20,549)	(17,465)
Foreign exchange difference, net	-	-	-	17,360
Others	(8,243)	-	(5,104)	-
	(44,011)	(18,945)	(25,653)	(105)

5.3.
Finance income

	6 months		3 months
	01-01-2018 to 06-30-2018	01-01-2017 to 06-30-2017	04-01-2018 to 06-30-2018	04-01-2017 to 06-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Interest earned	29,472	56,938	2,153	55,375
Net income on financial assets at fair value through profit or loss	150,314	22,579	85,034	11,087
Foreign exchange differences	771,651	770	746,731	4,234
Net income on disposal of financial assets at fair value through other comprehensive income (1)	74,628	631,710	41,442	286,166
	1,026,065	711,997	875,360	356,862

(1)
Net of 18,761 and 47,998 corresponding to turnover tax for the six-month periods ended June 30, 2018 and 2017 and net of 11,672 and 23,874 corresponding to turnover tax for the three-month periods ended June 30, 2018 and 2017.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

5.4.
Finance expenses

	6 months		3 months
	01-01-2018 to 06-30-2018	01-01-2017 to 06-30-2017	04-01-2018 to 06-30-2018	04-01-2017 to 06-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Interest on loans and borrowings from CAMMESA	(315,636)	(298,755)	(100,013)	(130,074)
Foreign exchange differences	(1,072,803)	(22,725)	(1,058,735)	(55,840)
Bank commissions for loans and others	(13,208)	(2,210)	16,947	995
	(1,401,647)	(323,690)	(1,141,801)	(184,919)

5.5.
Movements from financial assets at fair value through other comprehensive income

	6 months		3 months
	01-01-2018 to 06-30-2018	01-01-2017 to 06-30-2017	04-01-2018 to 06-30-2018	04-01-2017 to 06-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Financial assets at fair value through other comprehensive income
Gains for the period	21,256	252,935	14,792	84,132
Reclassification adjustments to income	(93,389)	(679,708)	(53,114)	(310,040)
Loss for financial assets at fair value though other comprehensive income	(72,133)	(426,773)	(38,322)	(225,908)

6.
Income tax

The major components of income tax during the six-month periods ended June 30, 2018 and 2017, are the following:

Consolidated statements of income and comprehensive income

Consolidated statement of income

	6 months		3 months
	01-01-2018 to 06-30-2018	01-01-2017 to 06-30-2017	04-01-2018 to 06-30-2018	04-01-2017 to 06-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Current income tax
Income tax charge	(3,443,964)	(585,607)	(1,583,774)	(302,337)
Adjustment related to current income tax for the prior year	(5,285)	32,557	(5,285)	32,557

Deferred income tax
Related to the net variation in temporary differences	(837,923)	82,822	(21,271)	(8,139)
Income tax	(4,287,172)	(470,228)	(1,610,330)	(277,919)

Consolidated statement of comprehensive income

	6 months		3 months
	01-01-2018 to 06-30-2018	01-01-2017 to 06-30-2017	04-01-2018 to 06-30-2018	04-01-2017 to 06-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Income tax for the year related to items charged or credited directly to other comprehensive income
Deferred income tax	28,849	149,371	11,497	79,068
Income tax charged to other comprehensive income	28,849	149,371	11,497	79,068

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the six-months periods ended June 30, 2018 and 2017, is as follows:

	6 months		3 months
	01-01-2018 to 06-30-2018	01-01-2017 to 06-30-2017	04-01-2018 to 06-30-2018	04-01-2017 to 06-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Income before income tax from continuing operations	15,201,396	1,484,629	5,553,376	883,692
Income before income tax from discontinued operations	567,628	398,578	-	219,849
Income before income tax	15,769,024	1,883,207	5,553,376	1,103,541

At statutory income tax rate (30%)	(4,730,707)	-	(1,666,013)	-
At statutory income tax rate (35%)	-	(659,122)	-	(386,239)
Share of the profit of associates	108,521	1,116	35,518	(2,465)
Effect related to statutory income tax rate change (1)	182,977	-	19,598	-
Effect related to the discount of income tax payable	116,986	-	1,803	-
Adjustment related to current income tax for the prior year	(5,285)	32,557	(5,285)	32,557
Others	3,197	15,719	4,049	1,280
	(4,324,311)	(609,730)	(1,610,330)	(354,867)

Income tax attributable to continuing operations	(4,287,172)	(470,228)	(1,610,330)	(277,919)
Income tax attributable to discontinued operations	(37,139)	(139,502)	-	(76,948)
	(4,324,311)	(609,730)	(1,610,330)	(354,867)

(1)
Effect of applying the changes in the statutory income tax rate established by Law 27,430, as described in Note 20 to the issued consolidated financial statements at December 31, 2017, to the deferred assets and liabilities, according to its expected term of realization and settlement, respectively.

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income from continuing operations and statement of other comprehensive income
	06-30-2018	06-30-2017	06-30-2018	06-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Provisions and other	65,982	44,910	29,344	4,274
Provision for plant dismantling	-	39,310	-	2,041
Trade receivables	(1,442,015)	(431,691)	(1,046,252)	76,784
Other financial assets	(4,462)	(37,658)	35,181	152,575
Employee benefit liability	31,637	32,089	1,608	(519)
Investments in associates	(131,641)	(138,266)	7,015	(25,586)
Property, plant and equipment	(439,326)	(224,175)	(219,375)	19,701
Intangible assets	(12,587)	(14,198)	1,611	3,000
Tax loss carry-forward	419,595	32,217	391,717	-
Deferred income tax expense			(799,151)	232,270

Deferred income tax liabilities, net	(1,512,817)	(697,462)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	06-30-2018	06-30-2017
	ARS 000	ARS 000

Deferred income tax asset
- Continuing operations	489,966	107,503
- Discontinued operations	-	41,023

Deferred income tax liability
- Continuing operations	(2,002,783)	(811,247)
- Discontinued operations	-	(34,741)
Deferred income tax liability, net	(1,512,817)	(697,462)

Reconciliation of deferred income tax liabilities, net

	06-30-2018	06-30-2017
	ARS 000	ARS 000

Amount at beginning of year	(697,462)	(1,136,481)

Deferred income tax recognized in profit or loss and in other comprehensive income during the period/year - continuing operations	(799,151)	420,351
Discontinued operations	(6,282)	(467)
Reclassification related to current income tax for the prior year	(9,922)	19,135
Amount at end of period/year	(1,512,817)	(697,462)

7.
Financial assets and liabilities

7.1.
Trade and other receivables

	06-30-2018	06-30-2017
	ARS 000	ARS 000
Non-current

Trade receivables - CAMMESA	14,353,740	2,591,913
Guarantee deposits	43	43
Receivables from associates	-	10,257
	14,353,783	2,602,213

Current

Trade receivables - CAMMESA	5,133,835	3,625,863
Trade receivables - YPF	119,026	136,696
Recovery of insurance	-	21,292
Trade receivables - Large users	65,495	41,414
Receivables from associates and other related parties	22,815	7,267
Other receivables	103,661	56,284
	5,444,832	3,888,816
Allowance for doubtful accounts - Exhibit E	(2,630)	(1,751)
	5,442,202	3,887,065

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

FONINVEMEM I and II

The receivables under FONINVEMEM I and II Agreements are included under “Trade receivables - CAMMESA”. Such receivables are being collected in 120 equal, consecutive monthly installments beginning in February and January 2010, when Thermal Jose de San Martin and Thermal Manuel Belgrano plants, commenced operations, respectively. Since those dates, CAMMESA has made all payments of principal and interest in accordance with the above-mentioned contractual agreements.

During the six-month periods ended June 30, 2018 and 2017 collections of these receivables amounted to 206,327 and 168,375, respectively.

CVO receivables

Receivables under CVO agreement are disclosed under “Trade receivables - CAMMESA”.

As described in Note 1.3.b) to the issued financial statements at December 31, 2017, in 2010 the Company approved a new agreement with the former Secretariat of Energy (the “CVO agreement”). This agreement established, among other agreements, a framework to determine a mechanism to settle unpaid trade receivables as per Resolution 406 accrued over the 2008-2011 period by the generators (CVO receivables) and for that purpose enabling the construction of a thermal combined cycle plant named Central Vuelta de Obligado.

As from March 20, 2018, CAMMESA granted the commercial operations as a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”).

As a consequence of the Commercial Approval and in accordance with the CVO agreement, the Company shall collect the CVO receivables in US dollars in 120 equal and consecutive installments. The one-time estimated income (before income tax) in relation to the interest and the effect of the adjustment of the CVO receivables to US dollars reaches approximately Ps. 7,959 million (Ps. 3,356 million as a result of interest and Ps.4,603 as a result of the adjustment) and such amount was recognized in the consolidated income statement of the six-month period ended June 30, 2018. As of the date of these financial statements, the documents related to such transaction are in process of being issued by CAMMESA.

Information about the terms and conditions of the liabilities with the related parties is included in note 10.

The information on the Group’s objectives and credit risk management policies is included in Note 17 to the issued consolidated financial statements for the year ended December 31, 2017.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	90 days	90-180 days	180-270 days	270-360 days	More than 360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

06-30-18	19,795,985	19,737,346	40,000	172	14,356	-	4,111
12-31-17	6,489,278	6,448,858	35,045	-	1,877	-	3,498

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

7.2.
Trade and other payables

	06-30-2018	06-30-2017
	ARS 000	ARS 000
Current

Trade payables	592,301	1,006,191
Insurance payable	711	1,936
Payables to associates and other related parties	24,727	9,179
	617,739	1,017,306

For the terms and conditions of payables to related parties, refer to Note 10.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued consolidated financial statements for the year ended December 31, 2017.

7.3.
Other loans and borrowings

	06-30-2018	06-30-2017
	ARS 000	ARS 000
Non-current

IFC and IIC loan	4,728,668	-
Borrowings from Banco de Galicia y Buenos Aires S.A.	-	1,478,729
	4,728,668	1,478,729
Current

IFC and IIC loan	173,111	-
Bank overdrafts	16,344	233
Borrowings from Banco de Galicia y Buenos Aires S.A.	-	505,371
	189,455	505,604

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued consolidated financial statements for the year ended December 31, 2017.

7.3.1
Loans from International Finance Corporation (“IFC”) and Inter-American Investment Corporation (“IIC”)

On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. and CP Achiras S.A.U. (both of which are subsidiaries of CPR), respectively, agreed on the structuring of a series of loan agreements in favor of CP La Castellana S.A.U and CP Achiras S.A.U, for a total amount of USD 100,050,000 and USD 50,700,000, respectively, with: (i) International Finance Corporation (IFC) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “Group IDB”, and together with IFC, “Senior Creditors”).

In accordance with the terms of the agreement subscribed by CP La Castellana, USD 5 million accrue an interest rate equal to LIBOR plus 3.5%, and the rest at LIBOR plus 5.25% and the loan is amortizable quarterly in 52 equal and consecutive installments as from February 15, 2019.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

In accordance with the terms of the agreement subscribed by CP Achiras, USD 40.7 million accrue an interest rate equal to LIBOR plus 5.25%, and the rest at LIBOR plus 4% and the loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the commercial operations date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed. Pursuant to these agreements, CP Achiras and CP La Castellana have undertaken some obligations, which are described in note 10.3.2 of the financial statements as at December 31, 2017, which have already been issued. As of June 30, 2018, the Group is meeting such obligations.

On January 9, 2018, CP La Castellana received the first disbursement of the loan of an amount of USD 80 million. On April 9, 2018, CP Achiras received the disbursement for the total amount of the loan, USD 50.7 million. Finally, on June 4, 2018 CP La Castellana received the second disbursement for the remaining balance of the loan.

7.4.
Borrowings from CAMMESA

	06-30-2018	06-30-2017
	ARS 000	ARS 000
Non-current

CAMMESA loans	909,992	1,055,558

Current

CAMMESA loans	939,134	970,980
CAMMESA prepayments	875,273	782,058
	1,814,407	1,753,038

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued consolidated financial statements for the year ended December 31, 2017.

7.5.
Quantitative and qualitative information on fair values

Valuation techniques

The fair value reported in connection with the financial assets and liabilities is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair value for quoted debt securities and mutual funds is based on price quotations at the end of each reporting period. Fair value for interest rate swaps was determined based on valuation techniques that use observable market data, such as interest rates curves.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Fair value hierarchy

The following hierarchy is used by the Group in order to determine and reveal the fair value of financial instruments, pursuant to the applied appraisal technique:

-
Level 1: quote prices (with no adjustment) in active markets for identical assets and liabilities.

-
Level 2: appraisal techniques for which the data and variables which have a significant effect on the determination of the fair registered value are directly or indirectly evident.

-
Level 3: appraisal techniques for which the data and variables which have a significant effect on the determination of the fair registered value are not based on information evident in the market.

The following tables provides, by level within the fair value measurement hierarchy, the Company’s financial assets, that were measured at fair value on recurring basis as of June 30, 2018 and December 31, 2017:

	Fair value measurement using
As of June 30, 2018	Fecha de medición	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Assets measured at fair value

Financial assets at fair value through profit or loss:

Mutual funds	06.30.2018	493.311	493.311	-	-
Argentine Central Bank bills	06.30.2018	5.733	5.733	-	-
Derivative financial assets not designated as hedging instrument - Interest rate swap	06.30.2018	15.208	-	15.208	-
Total financial assets measured at fair value		514.252	499.044	15.208	-

	Fair value measurement using
As of December 31, 2017	Fecha de medición	Total	Nivel 1	Nivel 2	Nivel 3
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Assets measured at fair value

Financial assets at fair value through profit or loss:

Mutual funds	12.31.2017	556,138	556,138	-	-
Argentine Central Bank bills	12.31.2017	404,570	404,570	-	-

Financial assets at fair value through other comprehensive income:

Mutual funds	12.31.2017	150,020	150,020	-	-
Total financial assets measured at fair value		1,110,728	1,110,728	-	-

There were no transfers between hierarchies and there were not significant variations in asset values.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued financial statements for the year ended December 31, 2017.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

8.
Non-financial assets and liabilities

8.1.
Other non-financial assets

	06-30-2018	06-30-2017
	ARS 000	ARS 000
Non-current

Tax credits	12,147	8,213
Prepayments to vendors	4,529	4,508
	16,676	12,721
Current

Upfront payments of inventories purchases	60,206	41,596
Prepayment insurance	20,035	87,273
Tax credits	516,827	335,487
Other	10,197	6,539
	607,265	470,895

8.2.
Other non-financial liabilities

	06-30-2018	06-30-2017
	ARS 000	ARS 000
Non-current

VAT payable	1,829,684	448,712
Tax on bank account transactions payable	70,384	19,983
	1,900,068	468,695
Current

VAT payable	586,618	569,005
Turnover tax payable	9,757	6,335
Income tax withholdings payable	18,212	26,312
Concession fees and royalties	22,135	17,102
Tax on bank account transactions payable	34,538	39,557
Others	1,632	1,357
	672,892	659,668

8.3.
Compensation and employee benefits liabilities

	06-30-2018	06-30-2017
	ARS 000	ARS 000
Non-current

Employee long-term benefits	120,971	113,097

Current

Vacation and statutory bonus	120,052	119,196
Contributions payable	53,852	50,113
Bonus accrual	90,520	144,418
Other	3,831	9,351
	268,255	323,078

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

9.
Dividends paid

On April 27, 2018, the Shareholders’ Meeting of the Company approved the distribution of dividends in cash amounting to ARS 0.70 per share.

10.
Information on related parties

The following table provides the transactions performed with related parties during the corresponding period/year.

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000
Associates:

Termoeléctrica José de San Martín S.A.	06.30.2018	90	-	19	-
	06.30.2017	90	-	19	-
	12.31.2017	180	-	19	-

Termoeléctrica Manuel Belgrano S.A.	06.30.2018	-	-	22,778	-
	06.30.2017	-	-	-	-
	12.31.2017	-	-	-	-

Distribuidora de Gas Cuyana S.A.	06.30.2018	-	63,399	-	22,799
	06.30.2017	-	20,115	264	4,976
	12.31.2017	-	46,793	-	7,251

Distribuidora de Gas del Centro S.A.	06.30.2018	-	-	-	1,380
	06.30.2017	-	-	147	-
	12.31.2017	-	-	-	-

Energía Sudamericana S.A.	06.30.2018	-	-	-	548
	06.30.2017	-	-	348	548
	12.31.2017	-	-	260	1,928

Transportadora de Gas del Mercosur S.A.	06.30.2018	5,640	-	18	-
	06.30.2017	1,041	-	14,997	-
	12.31.2017	3,270	-	17,245	-

Related companies:

RMPE Asociados S.A.	06.30.2018	72	69,182	-	-
	06.30.2017	73	43,234	10	-
	12.31.2017	137	96,352	-	-
Total	06.30.2018	5,802	132,581	22,815	24,727
	06.30.2017	1,204	63,349	15,785	5,524
	12.31.2017	3,587	143,145	17,524	9,179

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the six-month period ended June 30, 2018 and for the year ended December 31, 2017, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

11.
Awarding of co-generation projects and renewable energy projects

On September 25, 2017, the Company was awarded through Resolution SEE 820/2017 with two co-generation projects called “Terminal 6 San Lorenzo” with a capacity of 330 MW and Luján de Cuyo (within our Luján de Cuyo plant) with a capacity of 93 MW.

On December 15, 2017, we executed a new steam supply contract with YPF for a 15-year term that will begin when the new co-generation unit at our Luján de Cuyo plant begins operations.

Also, on December 27, 2017, we entered into a final steam supply agreement with T6 Industrial S.A. for the new co-generation unit at our Terminal 6 San Lorenzo plant for a 15 year-term.

On January 4, 2018, the Company entered into power purchase agreements with CAMMESA for each of the mentioned projects for a 15-year term as from the launch of commercial operations.

In November 2017, the Company was awarded a project of wind power generation called “La Genoveva I” with an installed capacity of 86.6 MW. The Company participated on the tender by virtue of its call option on 100% of the shares of Vientos La Genoveva S.A, a special purpose vehicle, through which the aforementioned projects will be developed. In this context, the Company assigned the exercise of the call option to its subsidiary CPR and on March 23, 2018, CPR acquired 100% of the shares of Vientos La Genoveva S.A. (currently, Vientos La Genoveva SAU).

In addition, on January 2018 and May 2018, CAMMESA assigned to the Group the priority on power dispatch for the projects “La Castellana II”, “Achiras II” and “La Genoveva II”, with an installed capacity of 15.75 MW, 79.80 MW and 41.8 MW, respectively.

Consequently, CPR exercised the call option on the special purpose vehicle through which La Genoveva II project will be developed, and on June 28, 2018 acquired 100% of the shares of Vientos La Genoveva II S.A. (currently, Vientos La Genoveva II SAU).

12.
Sale of the La Plata plant

On December 20, 2017, YPF Energía Eléctrica S.A. (YPF EE), a subsidiary of YPF, accepted our offer to sell the La Plata plant, for a total sum of USD 31.5 million, subject to closing customary conditions.

On February 8, 2018, after the conditions were met, the plant was transferred to YPF EE with effective date January 5, 2018. Consequently, the Company has booked an income, before income tax, from discontinued operations for 572,371 due to the sale of the mentioned plant.

13.
Restrictions on income distribution

Pursuant to the General Legal Entities Law and the Bylaws, 5% of the profits made during the fiscal year must be assigned to the statutory reserve until such reserve reaches 20% of the Company’s Capital Stock.

Tax Reform Act no. 27430, passed by Argentine Congress on December 27, 2017 and enacted on December 29, 2017, established a tax on dividend payment to local individuals and foreign beneficiaries, which the Company shall retain and pay to tax authorities as sole and definite payment upon dividend payment. Such additional tax shall be of 7% or 13% depending on whether dividends paid correspond to income for a fiscal period in which the Company was reached by a rate of 30% or 25%, respectively. For such purposes and against all evidence to the contrary, it is considered that the available dividends correspond, primarily, to the oldest cumulative income.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

14.
Capital Stock

As of June 30, 2018, the Capital Stock was 1,514,022, represented by 1,514,022,256 ordinary, book-entry shares with a nominal value of 1 Argentine peso and granting 1 vote each, fully registered, paid-in and issued (8,851,848 are treasury shares).

15.
Merger of the associated companies Inversora de Gas del Centro S.A (“IGCE”) and Inversora de Gas Cuyana (“IGCU”)

On March 28, 2018, a merger plan between IGCE, IGCU and the companies Magna Inversiones S.A (“Magna”) and RPBC Gas S.A (“RPBC”) was approved. IGCE shall act as the acquiring company and IGCU, RPBC and Magna will act as merged companies. The aforementioned merger is subject to authorization by the Argentine Natural Gas Regulatory Body ("Ente Nacional Regulador del Gas-ENARGAS”).

On July 23, 2018 the Shareholders’ Meeting of the merging companies approved the merger, subject to the approval by ENARGAS, endorsing the subscribed merger plan.

16.
Discontinued operations

As mentioned in note 12, on December 20, 2017 YPF EE accepted our offer to sell the La Plata plant. On February 8, 2018, the plant was transferred to YPF EE with effective date January 5, 2018. Consequently, as of June 30, 2018 and 2017 its respective results were classified as a discontinued operation, and the La Plata plant was classified as a disposal group held for sale as of December 31, 2017. The results of La Plata plant for the six-month periods ended June 30, 2018 and 2017 are presented below:

	6 months		3 months
	01-01-2018 to 06-30-2018	01-01-2017 to 06-30-2017	04-01-2018 to 06-30-2018	04-01-2017 to 06-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	12,101	1,059,299	-	556,331
Cost of sales	(16,844)	(649,814)	-	(342,318)
Gross income	(4,743)	409,485	-	214,013

Administrative and selling expenses		(4,042)	-	(1,908)
Other operating income	572,371	(709)	-	(709)
Other operating expenses	-	(5,986)	-	8,538
Operating income	567,628	398,748	-	219,933

Finance expense	-	(170)	-	(85)
Income before tax from discontinued operations	567,628	398,578	-	219,849

Income tax for the period	(37,139)	(139,502)	-	(76,948)

Income for the period from discontinued operations	530,489	259,076	-	142,901

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The assets and liabilities of La Plata plant classified as held for sale as of December 31, 2017 are as follows:

2017
ARS 000

Assets
Property, plant and equipment	116,923
Inventories	26,091
Assets held for sale	143,014

Liabilities
Deferred income tax liabilities	6,282
Compensation and employee benefits liabilities	(4,411)
Provisions	(131,032)
Labilities associated with assets held for sale	(129,161)
Net assets held for sale	13,853

The cash flow provided by the sale of the La Plata plant is the following:

ARS 000

Cash flow collected from the sale of discontinued operations	586,845

The net cash flows of La Plata plant operation are, as follows:

	06-30-2018	06-30-2017
	ARS 000	ARS 000

Operating activities	(4,743)	403,861

Earnings per share:

	2018	2017

- Basic and diluted income per share from discontinued operations	ARS 0.35	ARS 0.08

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT A

CENTRAL PUERTO S.A.

PROPERTY, PLANT AND EQUIPMENT

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017

	06-30-2018
	Cost
	At the beginning	Additions	Disposals	At the end
	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	365,923	507	-	366,430
Electric power facilities	4,183,548	37,277	(13,973)	4,206,852
Gas turbines (1)	2,813,452	101,520	-	2,914,972
Work in progress (2)	2,740,171	1,386,029	-	4,126,200
Other	213,829	6,951	(2,403)	218,377
Total 06-30-2018	10,316,923	1,532,284	(16,376)	11,832,831

	06-30-2018					12-31-2017
	Depreciation
	At the beginning	Charges	Disposals	At the end	Net book value	Net book value
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	42,192	1,068	-	43,260	323,170	323,731
Electric power facilities	2,679,365	118,078	(9,238)	2,788,205	1,418,647	1,504,183
Gas turbines (1)	-	-	-	-	2,914,972	2,813,452
Work in progress (2)	-	-	-	-	4,126,200	2,470,171
Other	163,638	6,106	(1,783)	167,961	50,416	50,191
Total 30-06-2018	2,885,195	125,252	(11,021)	2,999,426	8,833,405
Total 12-31-2017						7,431,728

(1)
As of June 30, 2018, the Company acquired gas turbines, one of which will be used for new generation capacity in the project called “Terminal 6 San Lorenzo” while the other turbines can be used for other projects, in future bidding processes that may be called by the Argentine government.
(2)
The Group has capitalized borrowing costs for a total amount of 477,883 during the six-month period ended June 30, 2018.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT E

CENTRAL PUERTO S.A.

ALLOWANCES AND PROVISIONS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017

	06-30-2018				12-31-2017
Item	At beginning	Increases	Transfers	At end	At end

ASSETS

Non-current

Inventories	54,181	-	-	54,181	54,181

Trade and other receivables
Allowance for doubtful accounts - Trade receivables	1,751	879	-	2,630	1,751
Total 06-30-2018	55,932	879	-	56,811
Total 12-31-2017	32,632	23,300	-		55,932

LIABILITIES

Current

Provisions

Provision for lawsuits and claims	413,474	33,777	-	447,251	413,474
Total 06-30-2018	413,474	33,777	-	447,251
Total 12-31-2017	466,686	77,820	(131,032)		413,474

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT F

CENTRAL PUERTO S.A.

COST OF SALES

FOR THE SIX-MONTH PERIODS ENDED AS OF JUNE 30, 2018 AND 2017

	6 months		3 months
	01-01-2018 to 06-30-2018	01-01-2017 to 06-30-2017	04-01-2018 to 06-30-2018	04-01-2017 to 06-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Inventories at beginning of each period	158,493	147,670	200,244	-

Purchases and operating expenses for each period:

- Purchases	554,596	237,707	290,794	128,721
- Operating expenses (Exhibit H)	1,191,293	1,077,839	665,286	527,021
	1,745,889	1,315,546	956,080	655,742

Inventories at the end of each period	(219,589)	(160,604)	(219,589)	(10,199) (1)
Total sales costs	1,684,793	1,302,612	936,735	645,543

(1)
Inventories as of June 30, 2017 do not include inventories stock from discontinued operations.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT G
CENTRAL PUERTO S.A.

FINANCIAL ASSETS AND LIABILITIES IN FOREIGN CURRENCY

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017

	06-30-2018			12-31-2017
Account	Currency and amount(in thousands)	Effective exchange rate (1)	Bookvalue	Currency and amount(in thousands)	Bookvalue
			ARS000		ARS000
NON-CURRENT ASSETS

Trade and other receivables	USD473,172	28.750	13,603,692	USD24,648	457,193
			13,603,692		457,193
CURRENT ASSETS

Cash and cash equivalents	USD91,778	28.750	2,638,618	USD4,313	80,002
	EUR1	33.540	34	EUR1	22

Trade and other receivables	USD135,819	28.750	3,904,801	USD20,541	547,954
			6,543,453		627,978
			20,147,145		1,085,171

NON-CURRENT LIABILITIES

Other loans and borrowings	USD145,927	28.850	4,209,994	USD50,690	945,326
			4,209,994		945,326

CURRENT LIABILITIES

Other loans and borrowings	USD6,255	28.850	180,457	USD27,099	505,371
Trade and other payables	USD1,902	28.850	54,873	USD31,247	582,651
	EUR93	33.728	3,137	USD136	3,053
			238,467		1,091,075
			4,448,461		2,036,401

USD: US dollar.
EUR: Euro.

(1)
At the exchange rate prevailing as of June 30, 2018 as per the Argentine National Bank.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT H
1 of 2

CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19.550, ART. 64, PARAGRAPH I, SUBSECTION b)

FOR THE SIX-MONTH PERIODS ENDED AS OF JUNE 30, 2018 AND 2017

	6 months
	01-01-2018 to 06-30-2018			01-01-2017 to 06-30-2017
Accounts	Operatingexpenses	Administrativeand sellingexpenses	Total	Operatingexpenses	Administrativeand sellingexpenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	527,656	184,133	711,789	439,002	150,545	589,547
Other long-term employee benefits	13,592	2,105	15,697	11,500	2,032	13,532
Depreciation of property, plant and equipment	125,156	96	125,252	114,538	16	114,554
Amortization of intangible assets	15,557	-	15,557	15,641	-	15,641
Purchase of energy and power	10,996	-	10,996	31,715	-	31,715
Fees and compensation for services	125,588	135,906	261,494	87,586	71,122	158,708
Maintenance expenses	167,173	13,122	180,295	204,626	22,053	226,679
Consumption of materials and spare parts	46,132	-	46,132	57,634	-	57,634
Insurance	70,983	599	71,582	67,755	1,253	69,008
Levies and royalties	72,567	-	72,567	43,914	-	43,914
Taxes and assessments	10,900	18,216	29,116	2,973	14,586	17,559
Tax on bank account transactions	-	96,621	96,621	-	31,234	31,234
Others	4,993	6,616	11,609	955	4,394	5,349
Total	1,191,293	457,414	1,648,707	1,077,839	297,235	1,375,074

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT H
2 of 2

CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19.550, ART. 64, PARAGRAPH I, SUBSECTION b)

FOR THE SIX-MONTH PERIODS ENDED AS OF JUNE 30, 2018 AND 2017

	3 months
Accounts	04-01-2018 to 06-30-2018			04-01-2017 to 06-30-2017
	Operatingexpenses	Administrativeand sellingexpenses	Total	Operatingexpenses	Administrativeand sellingexpenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	289,806	91,242	381,048	202,145	90,046	292,191
Other long-term employee benefits	6,842	1,007	7,849	5,772	1,020	6,792
Depreciation of property, plant and equipment	59,335	48	59,383	57,687	16	57,703
Amortization of intangible assets	7,779	-	7,779	7,803	-	7,803
Purchase of energy and power	2,957	-	2,957	26,271	-	26,271
Fees and compensation for services	76,865	66,647	143,512	49,370	35,966	85,336
Maintenance expenses	101,320	10,730	112,050	81,756	16,960	98,716
Consumption of materials and spare parts	30,667	-	30,667	35,817	-	35,817
Insurance	36,239	460	36,699	30,622	127	30,749
Levies and royalties	39,316	-	39,316	27,074	-	27,074
Taxes and assessments	9,701	11,022	20,723	2,245	6,331	8,576
Tax on bank account transactions	-	70,001	70,001	-	13,314	13,314
Others	4,459	4,053	8,512	459	2,788	3,247
Total	665,286	255,210	920,496	527,021	166,568	693,589

English translation of the original report issued in Spanish for publication in Argentina

REVIEW REPORT ON INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the board of directors of
CENTRAL PUERTO S.A.:

Report on financial statements

Introduction

1.      We have reviewed the accompanying interim condensed consolidated financial statements of Central Puerto S.A. and its subsidiaries, which comprise the statement of financial position as of June 30, 2018, the statements of income and comprehensive income for the three and six-month periods then ended, the statements of changes in equity and cash flows for the six-month period then ended, and selected explanatory notes.

Responsibility of the Board of Directors on financial statements

2.      The Board of Directors is responsible for the preparation and presentation of the Company’s financial statements under International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the Argentine Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, it is responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 pursuant to International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). The Board is also responsible for the internal control it deems necessary for interim financial reporting to be prepared free from material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3.      Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1, based on our review, which was conducted in accordance with International Standard on Review
Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (IAASB). Such standard requires the auditor to comply with the ethical requirements relevant to the audit of the annual financial statements of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

4.      Based on our review, nothing has come to our attention that causes us to believe that the financial statements mentioned in paragraph 1 have not been prepared, in all material respects, in accordance with
IAS 34.

City of Buenos Aires,
August 13, 2018.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

GERMÁN CANTALUPI
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